

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2023

Elizabeth Williams
Chief Financial Officer
Medicenna Therapeutics Corp.
28 Liberty Street
New York, New York 10005

Re: Medicenna Therapeutics Corp.
Registration Statement on Form F-4
Filed February 17, 2023
File No. 333-269868

Dear Elizabeth Williams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John Rudy, Esq.